NEWS RELEASE

PARAMOUNT ENERGY TRUST ANNOUNCES

FEBRUARY 2007 DISTRIBUTION AND PROVIDES UPDATE

TO TRUST TAX ISSUE

Calgary, AB – February 15, 2007 (TSX – PMT.UN) - Paramount Energy Trust (“PET" or the “Trust”) herein announces its distribution to be paid on March 15, 2007 in respect of income received by PET for the month of February 2007, for Unitholders of record on February 28, 2007, will be $0.14 per Trust Unit.  The ex-distribution date is February 26, 2007.  The February 2007 distribution brings cumulative distributions paid since the inception of the Trust in February 2003 to $10.764 per Trust Unit.

PET’s business strategy targets sustainability with a capital program sufficient to maintain production levels and with the remaining cash flow available for distribution to Unitholders.  The Trust’s distribution level has been adjusted based on certain assumptions including 2007 forward natural gas strip pricing, estimated average production volumes of 153 MMcf/d for 2007, capital expenditures of $125 million (including $12.5 million of land acquisitions) and operating costs of $1.35 per Mcf. The Trust’s winter capital spending program is now fully underway with five rigs active in northeast Alberta.  Production additions are targeted to be onstream in early April 2007.

The Trust has in place a hedging strategy designed at this time to provide a degree of gas price certainty for approximately half of its production through to the end of winter 2008.  For the period from March 1, 2007 through March 31, 2008, the weighted average price on financial hedges and physical forward sales contracts for an average of 85,273 GJ/d is $8.46 per GJ.  The forward market for natural gas sales in March 2007, summer 2007 and November 2007 through March 2008 is currently trading at average prices of $7.23, $7.40 and $8.67 per GJ at AECO, respectively.  In addition, PET has 35,000 GJ/d hedged at a price of $7.56 per GJ at AECO for the summer period of April through October 2008.  Cold weather in the latter part of January and early February has significantly reduced the year over year storage surplus however PET remains cautious in its outlook with respect to near term natural gas prices given the relatively high inventory of natural gas in North American gas.

Based on the above assumptions, PET expects to maintain monthly distributions at the current level for the foreseeable future.  PET reviews distributions on a monthly basis based on cash flow projections which incorporate PET’s base production forecasts, current hedges and physical forward natural gas sales, the forward market for natural gas prices, and the Trust’s capital spending program and projected production additions. Future distributions are subject to change as dictated by changes in commodity price markets, operations and future business development opportunities.

The Federal Government’s Standing Committee on Finance (the “Finance Committee”) initiated hearings beginning January 31, 2007 to review the proposed changes to the tax treatment of income trusts. PET commends the Finance Committee for undertaking a consultation process and PET continues to believe that sector specific analysis will confirm that exempting oil and gas royalty trusts from any changes in tax treatment is in the best interests of all Canadians as well as the Trust’s Unitholders. As outlined in a report released by the Coalition of Canadian Energy Trusts (“CCET” or the “Coalition”), PET strongly believes that there is no tax leakage as a result of oil and gas royalty trusts. In fact PET believes that the energy trust sector serves to enhance both provincial and federal treasuries as a result of increased royalties and taxes related to energy trusts’ activities that would not be generated if the trusts’ assets were held within a corporate structure. The Finance Committee heard testimony from numerous expert witnesses confirming this analysis and strongly supporting the Coalition’s case for exemption.  PET anticipates that the Finance Committee will release a report of its findings in the near future.

PET encourages all Unitholders to join an advocacy group that was formed to be the voice of concerned Canadians and individual investors, the Canadian Association of Income Trust Investors (“CAITI”). Unitholders and concerned Canadians can register online at the CAITI website at www.caiti.info.

The government’s proposed taxation plan has been extremely harmful and PET continues to encourage all Unitholders to take action and contact their Member of Parliament or the Finance Committee directly. Information is available on PET’s website as well as the CCET (www.canadianenergytrusts.com) and CAITI websites to assist Unitholders in their efforts to gather facts, formulate opinions and voice concerns. Your voice is important and we encourage you to ensure it is heard in respect of this significant issue.

Forward-looking Information

This news release contains forward-looking information.  Implicit in this information, particularly in respect of cash distributions, are assumptions regarding natural gas prices, production, royalties and expenses which, although considered reasonable by PET at the time of preparation, may prove to be incorrect.  These forward-looking statements are based on certain assumptions that involve a number of risks and uncertainties and are not guarantees of future performance.  Actual results could differ materially as a result of changes in PET’s plans, changes in commodity prices, general economic, market, regulatory and business conditions as well as production, development and operating performance and other risks associated with oil and gas operations.  There is no guarantee by PET that actual results achieved will be the same as those forecast herein.

Paramount Energy Trust is a natural gas-focused Canadian energy trust.  PET’s Trust Units and Convertible Debentures are listed on the Toronto Stock Exchange under the symbol “PMT.UN”, “PMT.DB”, “PMT.DB.A” and “PMT.DB.B”, respectively.  Further information with respect to PET can be found at its website at www.paramountenergy.com.

The Toronto Stock Exchange has neither approved nor disapproved the information contained herein.

For additional information, please contact:

Paramount Energy Operating Corp., Administrator of Paramount Energy Trust

Suite 500, 630 – 4 Avenue SW  Calgary, Alberta, Canada  T2P 0J9

Telephone:  403 269-4400

Fax:  403 269-6336

Email:  info@paramountenergy.com

Susan L. Riddell Rose President and Chief Executive Officer Cameron R. Sebastian Vice President, Finance and Chief Financial Officer Sue M. Showers Investor Relations and Communications Advisor